FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October 2009

23 October, 2009

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X            Form 40-F

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

EXHIBIT INDEX

Exhibit

EXHIBIT NO.  1       Press release of British Sky  Broadcasting  Group plc announcing Chairman's Statement released on 23 October, 2009

British Sky Broadcasting Group plc

Annual General Meeting

23 October 2009

Chairman's Statement

Good morning Ladies and Gentlemen and welcome to the 21st Annual General Meeting of British Sky Broadcasting. Thank you all for coming.

Let me introduce your Board of Directors; working from the centre on my immediate right I have Jeremy Darroch, Andrew Griffith, Andrew Higginson, Dame Gail Rebuck, David Evans, Allan Leighton, Arthur Siskind and Jacques Nasser. On my immediate left is our Company Secretary, Dave Gormley, and on his left are Nicholas Ferguson, Tom Mockridge, David DeVoe, Daniel Rimer and Lord Wilson of Dinton.

I would like to take this opportunity to welcome Tom Mockridge to the Board following his appointment as a Non-Executive Director in February. Tom is Chief Executive, European Television for News Corporation, as well as Chief Executive of Sky Italia, and adds greatly to the depth of experience on our Board.

On behalf of the Board and shareholders, I must also give thanks and pay tribute to Chase Carey, who stepped down as a Non-Executive Director in February. Chase made a very significant contribution to the Board during six years of dedicated service and we have appreciated his counsel enormously.

Before moving on to the formal business of today's meeting, I would like to take a few moments to reflect on the progress of the last 12 months.

Business Update

There is no doubt that the economic downturn of the last year has created some of the most challenging conditions that consumer businesses have faced for a long time - but I am pleased to say that our Company has risen to this challenge exceptionally well.

Customers are choosing Sky in greater numbers - and for a greater variety of products - than ever before. During the year, our rate of customer growth accelerated and we passed the milestone of 9 million customers.

Our investment in high definition television has generated a very strong response. The total number of Sky+HD customers more than doubled during the year and reached 1.6 million at the end of September. We are well placed to extend our leadership in the future.

Sky also remains the UK's fastest growing provider of broadband and home phone services. Around 17% of customers now choose Sky for all three of TV, broadband and telephony and there is a substantial opportunity for further growth.

This performance has delivered good financial results. Group revenue rose by 7% to £5.3 billion and adjusted operating profit rose by 4% to £780 million, despite the upfront investment in customer growth and cyclical pressures on some parts of our business.

This stems from our Company's approach to business: we relish change; we invest in our product; we innovate for our customers; and we work hard to deliver great value and great service every day.

Our focus on customers has allowed us to continue to deliver a service that they want even when families up and down the country are facing more difficult times. There is no room for complacency, but we are confident that it will help us to keep meeting their needs in the future as well.

The Bigger Picture

A key part of that commitment to customers is a strong sense of responsibility in the way we do business. Making a broad contribution to the society and communities in which we live and work is a fundamental building block of durable success.

This year, we have continued to make progress in our three areas of focus: helping to create a healthy environment; encouraging participation in sport; and opening up the arts to more people. This week, we launched a new partnership with WWF that will work with our customers to help preserve the Brazilian rainforest - a vital resource for our environment.

20 Years

This year has also marked the 20th anniversary of Sky's launch as a start-up company that brought new competition to British television. Throughout the last 20 years, we have strived to bring more choices to more people: investing; taking risks; and pushing boundaries.

Sky's story over the last two decades is an example of the positive benefits that private enterprise can bring: positive benefits for customers, for the British economy and for the diversity and plurality of media. It is a record of which Sky's employees and shareholders can rightfully be proud.

Of course, for such benefits to proliferate, Britain needs a business climate characterized by regulatory certainty as well as a welcoming posture towards investors, innovators, and professionals. These aspects today are less evident than is desirable.

The current proposals by Ofcom, the industry regulator, to intervene in the pay television industry represent a threat to the climate for investment in this country. Indeed, regulators should respect the free operation of the marketplace and contemplate intervention only on the evidence of abuse or of a breach of competition law.

The interests of consumers are best served by businesses which invest and compete fairly, not by regulators who attempt to re-shape a market to their own design. On behalf of shareholders, and in the interests of a positive business climate, we will resist any such attempt to control the market in this way.

Conclusion

In conclusion, I would like to thank all of our colleagues at Sky for their dedication and commitment during the past year and to thank all shareholders for their continued support.

Before we move to the formal business of the meeting, I would now like to invite questions from the floor. Please note that only persons holding voting handsets should ask questions. Please wait for a microphone to reach you and clearly state your name and any organisation you may represent.

END

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                         BRITISH SKY BROADCASTING GROUP PLC

Date:  23 October, 2009                                                                                                        By: /s/ Dave Gormley
                                                           Dave Gormley
                                                       Company Secretary